

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Coreen Kraysler
Chief Financial Officer
Netcapital Inc.
1 Lincoln Street
Boston, MA 02111

> **Re: Netcapital Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed April 8, 2022**
> **File No. 333-262688**

Dear Ms. Kraysler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Our Strategy, page 4

1. Refer to your response to comments 1 and 4. You state here and on page 32 that you are exploring various alternatives to provide issuers and investors on your portal with the potential for greater distribution and liquidity for secondary offerings, including engaging a broker dealer that operates an Alternative Trading System. Please tell us whether you have plans to register under Regulation ATS in connection with adopting a Secondary Transfer Feature for users of your platform. To the extent that you do not intend to register as an ATS or do not engage a registered broker dealer, please tell why you are not

required to register and how your activities in this regard will be consistent with the limited permitted activities by funding portals in Regulation Crowdfunding.

Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Richard Friedman